UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐	Form 10-K SB	☒	Form 10-Q SB

For Period Ended: 1/31/2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: __________________

PART I — REGISTRANT INFORMATION

Bio-Lok International Inc.

Full Name of Registrant

312 S. Military Trail

Address of Principal Executive Office

Deerfield Beach, Florida 33442

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be Eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, w3ill be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25© has been Attached if applicable.

PART III — NARRATIVE

Bio-Lok International Inc. is unable to file the report on time due to finalization of its audit review in process of being completed.

It is anticipated that the report will be filed by the end of next week.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Ingo K. Kozak	954	698-9998

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no identify report(s).

☒ Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bio-Lok International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 3/14/03	By /s/ Ingo K. Kozak

Ingo K. Kozak, Vice President